Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2023 and 2022 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of comprehensive income for the three months ended June 30, 2023 and 2022 and for the six months ended June 30, 2023 and 2022, the consolidated statements of changes in equity and cash flows for the six months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2023 and 2022, its consolidated financial performance for the three months ended June 30, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the six months ended June 30, 2023 and 2022 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Yih-Shin Kao and Mei Yen Chiang.

/s/ Yih-Shin Kao	/s/ Mei Yen Chiang

Deloitte & Touche

Taipei, Taiwan

Republic of China

August 9, 2023

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2023		December 31, 2022		June 30, 2022
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$49,754,425	10	$50,192,604	10	$54,262,419	10
Financial assets at fair value through profit or loss (Note 7)	3,878	—	3,953	—	447	—
Hedging financial assets (Note 20)	9,932	—	12,891	—	—	—
Contract assets (Note 29)	6,709,840	1	6,055,343	1	5,761,613	1
Trade notes and accounts receivable, net (Notes 9 and 29)	21,996,030	4	24,672,473	5	22,313,300	4
Receivables from related parties (Note 37)	100,950	—	75,061	—	74,128	—
Inventories (Note 10)	10,773,399	2	11,316,406	2	11,074,016	2
Prepayments (Note 11)	5,401,906	1	2,398,608	—	5,273,939	1
Other current monetary assets (Note 12)	18,633,936	3	3,618,902	1	7,187,664	2
Other current assets (Notes 19 and 38)	3,681,675	1	3,555,423	1	3,869,350	1

Total current assets	117,065,971	22	101,901,664	20	109,816,876	21

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,028,334	—	1,020,203	—	928,804	—
Financial assets at fair value through other comprehensive income (Note 8)	3,928,302	1	3,491,381	1	3,495,394	1
Investments accounted for using equity method (Note 14)	7,087,064	1	7,155,851	1	7,093,369	1
Contract assets (Note 29)	3,414,107	1	3,136,801	1	2,855,298	1
Property, plant and equipment (Notes 15, 34, 37 and 38)	287,487,367	54	291,527,910	56	285,065,653	54
Right-of-use assets (Notes 16 and 37)	11,159,864	2	11,102,549	2	11,143,348	2
Investment properties (Note 17)	10,157,560	2	9,803,861	2	9,735,148	2
Intangible assets (Notes 18 and 37)	75,901,595	14	79,187,087	15	80,746,075	15
Deferred income tax assets (Note 3)	2,138,550	—	2,196,645	—	2,587,101	1
Incremental costs of obtaining contracts (Note 29)	950,431	—	979,914	—	950,612	—
Net defined benefit assets (Note 3)	5,578,735	1	5,265,721	1	3,742,639	1
Prepayments (Notes 11 and 39)	2,749,674	1	1,728,277	—	1,854,622	—
Other noncurrent assets (Notes 19, 38 and 39)	4,379,905	1	4,705,624	1	6,591,608	1

Total noncurrent assets	415,961,488	78	421,301,824	80	416,789,671	79

TOTAL	$533,027,459	100	$523,203,488	100	$526,606,547	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$654,000	—	$722,000	—	$442,000	—
Financial liabilities at fair value through profit or loss (Note 7)	—	—	—	—	1,606	—
Hedging financial liabilities (Note 20)	—	—	—	—	7,300	—
Contract liabilities (Notes 29 and 39)	12,763,432	2	13,390,439	3	12,683,708	2
Trade notes and accounts payable (Note 24)	10,518,881	2	16,428,856	3	10,996,777	2
Payables to related parties (Note 37)	265,966	—	539,194	—	186,732	—
Current tax liabilities (Note 3)	5,128,892	1	4,956,465	1	5,017,496	1
Lease liabilities (Notes 16, 34 and 37)	3,330,367	1	3,338,813	1	3,246,565	1
Dividends payable (Note 28)	36,475,514	7	—	—	35,746,314	7
Other payables (Notes 25 and 34)	22,348,519	4	25,079,960	5	21,880,170	4
Provisions (Note 26)	224,017	—	226,019	—	225,646	—
Other current liabilities	894,366	—	1,016,179	—	1,058,212	—

Total current liabilities	92,603,954	17	65,697,925	13	91,492,526	17

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 38)	1,600,000	—	1,600,000	—	1,600,000	—
Bonds payable (Note 23)	30,480,098	6	30,477,357	6	30,474,718	6
Contract liabilities (Note 29)	7,589,167	2	7,674,095	2	7,097,750	2
Deferred income tax liabilities (Note 3)	2,367,566	—	2,300,845	—	2,228,568	—
Provisions (Note 26)	473,529	—	173,033	—	152,664	—
Lease liabilities (Notes 16, 34 and 37)	7,326,764	2	7,333,694	2	7,215,157	2
Customers’ deposits (Note 37)	5,069,394	1	5,156,700	1	5,006,033	1
Net defined benefit liabilities (Note 3)	2,271,964	—	2,285,224	—	2,275,937	—
Other noncurrent liabilities	6,482,764	1	6,726,187	1	4,980,771	1

Total noncurrent liabilities	63,661,246	12	63,727,135	12	61,031,598	12

Total liabilities	156,265,200	29	129,425,060	25	152,524,124	29

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 28)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	15

Additional paid-in capital	171,302,354	32	171,300,898	32	171,294,054	32

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	15
Special reserve	2,898,503	1	3,083,569	1	3,083,569	1
Unappropriated earnings	35,152,768	6	51,868,574	10	33,202,503	6

Total retained earnings	115,625,736	22	132,526,608	26	113,860,537	22

Others	217,854	—	(223,084)	—	(376,983)	—

Total equity attributable to stockholders of the parent	364,720,409	69	381,178,887	73	362,352,073	69
NONCONTROLLING INTERESTS (Notes 13 and 28)	12,041,850	2	12,599,541	2	11,730,350	2

Total equity	376,762,259	71	393,778,428	75	374,082,423	71

TOTAL	$533,027,459	100	$523,203,488	100	$526,606,547	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended June 30				Six Months Ended June 30
	2023		2022		2023		2022
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 29, 37 and 42)	$53,463,651	100	$52,435,710	100	$107,674,556	100	$103,730,449	100
OPERATING COSTS (Notes 10, 27, 30 and 37)	33,076,273	62	32,345,819	62	66,706,089	62	64,036,713	62

GROSS PROFIT	20,387,378	38	20,089,891	38	40,968,467	38	39,693,736	38

OPERATING EXPENSES (Notes 9, 27, 30 and 37)
Marketing	5,603,963	10	5,591,603	11	11,275,713	10	11,036,824	11
General and administrative	1,630,787	3	1,542,865	2	3,287,912	3	3,090,413	2
Research and development	923,220	2	954,127	2	1,901,258	2	1,802,579	2
Expected credit loss (reversal of credit loss)	(29,559)	—	(27,801)	—	70,809	—	73,585	—

Total operating expenses	8,128,411	15	8,060,794	15	16,535,692	15	16,003,401	15

OTHER INCOME AND EXPENSES (Note 30)	1,671	—	(3,085)	—	1,627	—	(4,442)	—

INCOME FROM OPERATIONS	12,260,638	23	12,026,012	23	24,434,402	23	23,685,893	23

NON-OPERATING INCOME AND EXPENSES
Interest income	200,832	—	63,883	—	318,543	—	88,281	—
Other income (Notes 30 and 37)	204,143	—	209,528	—	248,929	—	253,911	—
Other gains and losses (Notes 30, 36 and 37)	(48,797)	—	62,731	—	(152,761)	—	(45,595)	—
Interest expenses (Notes 16, 30 and 37)	(77,661)	—	(64,940)	—	(153,073)	—	(120,952)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 14)	120,505	—	205,684	—	223,613	—	315,753	—

Total non-operating income and expenses	399,022	—	476,886	—	485,251	—	491,398	—

INCOME BEFORE INCOME TAX	12,659,660	23	12,502,898	23	24,919,653	23	24,177,291	23
INCOME TAX EXPENSE (Notes 3 and 31)	2,452,971	4	2,467,406	4	4,839,918	4	4,750,822	4

NET INCOME	10,206,689	19	10,035,492	19	20,079,735	19	19,426,469	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 28 and 36)	(111,911)	—	(79,236)	—	436,921	—	(123,796)	—
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	8,736	—	(15,355)	—	(2,959)	—	986	—
Share of other comprehensive income (loss) of associates and joint ventures (Note 14)	(2,461)	—	—	—	7,652	—	1,524	—

	(105,636)	—	(94,591)	—	441,614	—	(121,286)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended June 30				Six Months Ended June 30
	2023		2022		2023		2022
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$54,038	—	$74,796	—	$6,815	—	$151,846	—
Share of other comprehensive income of associates and joint ventures (Note 14)	2,940	—	1,781	—	2,120	—	1,587	—

	56,978	—	76,577	—	8,935	—	153,433	—

Total other comprehensive income (loss), net of income tax	(48,658)	—	(18,014)	—	450,549	—	32,147	—

TOTAL COMPREHENSIVE INCOME	$10,158,031	19	$10,017,478	19	$20,530,284	19	$19,458,616	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,921,274	18	$9,656,841	18	$19,564,529	19	$18,716,421	18
Noncontrolling interests	285,415	1	378,651	1	515,206	—	710,048	1

	$10,206,689	19	$10,035,492	19	$20,079,735	19	$19,426,469	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,872,306	18	$9,642,689	18	$20,015,580	19	$18,749,112	18
Noncontrolling interests	285,725	1	374,789	1	514,704	—	709,504	1

	$10,158,031	19	$10,017,478	19	$20,530,284	19	$19,458,616	19

EARNINGS PER SHARE (Note 32)
Basic	$1.28		$1.24		$2.52		$2.41

Diluted	$1.28		$1.24		$2.52		$2.41

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 28)
						Others
							Unrealized Gain
						Exchange	or Loss on
						Differences	Financial Assets
						Arising from the	at Fair Value
			Retained Earnings			Translation of	Through Other	Gain or Loss		Noncontrolling
		Additional			Unappropriated	the Foreign	Comprehensive	on Hedging		Interests
	Common Stocks	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Operations	Income	Instruments	Total	(Notes 13 and 28)	Total Equity
BALANCE, JANUARY 1, 2022	$77,574,465	$171,279,625	$77,574,465	$2,675,419	$50,639,022	$(392,276)	$(7,588)	$(8,286)	$379,334,846	$11,927,604	$391,262,450
Appropriation of 2021 earnings
Special reserve	—	—	—	408,150	(408,150)	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(35,746,314)	—	—	—	(35,746,314)	—	(35,746,314)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	(1,053,240)	(1,053,240)
Reversal of unclaimed dividend	—	(117)	—	—	—	—	—	—	(117)	—	(117)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,159)	—	—	—	—	—	—	(1,159)	(51)	(1,210)
Net income for the six months ended June 30, 2022	—	—	—	—	18,716,421	—	—	—	18,716,421	710,048	19,426,469
Other comprehensive income (loss) for the six months ended June 30, 2022	—	—	—	—	1,524	139,524	(109,343)	986	32,691	(544)	32,147

Total comprehensive income (loss) for the six months ended June 30, 2022	—	—	—	—	18,717,945	139,524	(109,343)	986	18,749,112	709,504	19,458,616

Share-based payment transactions of subsidiaries	—	15,705	—	—	—	—	—	—	15,705	55,033	70,738
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	91,500	91,500

BALANCE, JUNE 30, 2022	$77,574,465	$171,294,054	$77,574,465	$3,083,569	$33,202,503	$(252,752)	$(116,931)	$(7,300)	$362,352,073	$11,730,350	$374,082,423

BALANCE, JANUARY 1, 2023	$77,574,465	$171,300,898	$77,574,465	$3,083,569	$51,868,574	$(111,213)	$(124,762)	$12,891	$381,178,887	$12,599,541	$393,778,428
Appropriation of 2022 earnings
Special reserve	—	—	—	(185,066)	185,066	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(36,475,514)	—	—	—	(36,475,514)	—	(36,475,514)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	(1,091,670)	(1,091,670)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(134)	—	—	—	—	—	—	(134)	—	(134)
Net income for the six months ended June 30, 2023	—	—	—	—	19,564,529	—	—	—	19,564,529	515,206	20,079,735
Other comprehensive income (loss) for the six months ended June 30, 2023	—	—	—	—	10,113	8,128	435,769	(2,959)	451,051	(502)	450,549

Total comprehensive income (loss) for the six months ended June 30, 2023	—	—	—	—	19,574,642	8,128	435,769	(2,959)	20,015,580	514,704	20,530,284

Share-based payment transactions of subsidiaries	—	1,590	—	—	—	—	—	—	1,590	19,275	20,865

BALANCE, JUNE 30, 2023	$77,574,465	$171,302,354	$77,574,465	$2,898,503	$35,152,768	$(103,085)	$311,007	$9,932	$364,720,409	$12,041,850	$376,762,259

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$24,919,653	$24,177,291
Adjustments for:
Depreciation	16,456,255	16,354,468
Amortization	3,354,416	3,274,726
Amortization of incremental costs of obtaining contracts	427,702	418,252
Expected credit loss	70,809	73,585
Interest expense	153,073	120,952
Interest income	(318,543)	(88,281)
Dividend income	(162,168)	(153,229)
Compensation cost of share-based payment transactions	4,818	8,019
Share of profits of associates and joint ventures accounted for using equity method	(223,613)	(315,753)
Loss (gain) on disposal of property, plant and equipment	(1,627)	4,442
Gain on disposal of financial instruments	—	(717)
Provision for impairment loss and obsolescence of inventory (reversal of impairment loss)	(9,167)	62,790
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	88,349	63,323
Others	15,444	104,847
Changes in operating assets and liabilities
Decrease (increase) in:
Contract assets	(932,937)	(455,758)
Trade notes and accounts receivable	2,595,197	1,567,161
Receivables from related parties	(25,889)	(32,600)
Inventories	552,174	190,603
Prepayments	(3,007,786)	(3,000,001)
Other current monetary assets	(476,342)	(387,099)
Other current assets	(126,252)	(890,570)
Incremental cost of obtaining contracts	(398,219)	(381,208)
Increase (decrease) in:
Contract liabilities	(711,935)	707,126
Trade notes and accounts payable	(5,909,874)	(7,062,640)
Payables to related parties	(273,228)	(204,626)
Other payables	(2,794,666)	(2,245,578)
Provisions	298,494	(48,368)
Other current liabilities	(105,063)	73,444
Net defined benefit plans	(326,274)	(363,288)

Cash generated from operations	33,132,801	31,571,313
Interests paid	(125,179)	(75,034)
Income taxes paid	(4,542,675)	(4,089,722)

Net cash provided by operating activities	28,464,947	27,406,557

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2023	2022
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$—	$(3,302)
Acquisition of financial assets at fair value through profit or loss	(115,238)	(115,785)
Proceeds from disposal of financial assets at fair value through profit or loss	—	9,128
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	18,833	65,967
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(28,441,589)	(4,938,066)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	14,405,783	3,599,350
Acquisition of investments accounted for using equity method	—	(20,000)
Proceeds from capital reduction of investments accounted for using equity method	—	340,182
Acquisition of property, plant and equipment	(11,774,179)	(11,783,711)
Proceeds from disposal of property, plant and equipment	12,515	4,133
Acquisition of intangible assets	(67,864)	(75,367)
Acquisition of investment properties	(48,103)	(18,333)
Decrease (increase) in other noncurrent assets	331,941	(1,742,566)
Increase in prepayments for leases	(1,016,909)	—
Interests received	282,257	77,768
Dividends received	8,983	4,737

Net cash used in investing activities	(26,403,570)	(14,595,865)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	1,974,800	420,000
Repayments of short-term loans	(2,042,800)	(43,000)
Proceeds from issuance of bonds	—	3,500,000
Payments for transaction costs attributable to the issuance of bonds	—	(4,463)
Decrease in customers’ deposits	(104,056)	(343,909)
Payments for the principal of lease liabilities	(2,083,857)	(1,932,403)
Decrease in other noncurrent liabilities	(243,423)	(101,139)
Cash dividends distributed to noncontrolling interests	(5,639)	—
Change in other noncontrolling interests	16,047	154,219
Payment of claimed dividend	—	(117)

Net cash provided by (used in) financing activities	(2,488,928)	1,649,188

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10,628)	23,915

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2023	2022
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(438,179)	$14,483,795
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	50,192,604	39,778,624

CASH AND CASH EQUIVALENTS, END OF PERIOD	$49,754,425	$54,262,419

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa launched its organizational transformation based on customer-centric structure effective from January 2022. Please refer to Note 42 Segment Information for details.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on August 9, 2023.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2022. Please refer to the consolidated financial statements for the year ended December 31, 2022 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2023	December 31, 2022	June 30, 2022	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	37	37	51	c.
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75	d.

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2023	December 31, 2022	June 30, 2022	Note
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	69	73	73	e.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	51
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100	f.
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	—	100	100	g.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	h.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	i.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	100	j.

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2023	December 31, 2022	June 30, 2022	Note
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	54	k.
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100	l.
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	—	—	100	m.
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	100	100	n.
	IISI Investment Co., Ltd. (“IICL”)	Investment	—	—	100	o.
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	99.96	99.96
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	—	100	100	p.
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	—	—	100	o.
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	—	—	100	o.

(Concluded)

a.

Chunghwa continues to control seven out of thirteen seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.

CHIEF issued new shares in March 2022 and December 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.72%, 58.67% and 58.67% as of June 30, 2022, December 31, 2022 and June 30, 2023, respectively.

c.

Chunghwa did not participate in the capital increase of CHST in November 2022. Therefore, the Company’s ownership interest in CHST decreased to 37.09%. However, Chunghwa continues to control three out of five seats of the Board of Directors of CHST. As a result, the Company treated CHST as a subsidiary.

d.	CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 74.56% as of June 30, 2023.

e.

CHTSC issued new shares in February 2022, May 2022, February 2023 and May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 73.09%, 73.09% and 69.28% as of June 30, 2022, December 31, 2022 and June 30, 2023, respectively.

f.	SIS reduced 96.26% of its capital to offset accumulated deficits in November 2022. The Company’s ownership interest in SIS remained the same.

g.

In order to coordinate with financial planning and adjustment of organizational resources, the Board of Directors of SENYOUNG approved the merger with Senaolife. Senaolife will be the dissolved company. The merger was completed on May 1, 2023.

h.

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

i.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

j.	CHPT invested and established TestPro in March 2022. CHPT obtained 100% ownership interest of TestPro.

k.	TestPro invested and established NavCore in May 2022. TestPro obtained 54.25% ownership interest of NavCore.

l.	SIHK completed its liquidation in July 2023.

m.	CTC completed its liquidation in October 2022.

n.	The Board of Directors of IISI approved to end and dissolve the business of IESA. The liquidation of IESA is still in process.

o.	IICL, LTCL and LSCL completed the cancellation of registration in September 2022.

p.	IEHK completed the cancellation of registration in June 2023.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of June 30, 2023.

Other Significant Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2022.

5. APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have material impacts on the Company’s consolidated financial statements.

b.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IFRS 16	Leases Liability in a Sale and Leaseback	January 1, 2024 (Note 2)

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	January 1, 2024
Amendments to IAS 12	International Tax Reform - Pillar Two Model Rules	Note 3

(Concluded)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	A seller-lessee shall apply the Amendments to IFRS 16 retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

Note 3:

The requirement that the Group applies the exception and the requirement to disclose that fact is applied immediately upon issuance of the amendments and retrospectively in accordance with IAS 8. The remaining disclosure requirements are applied for annual reporting periods beginning on or after January 1, 2023, but not for any interim period ending on or before December 31, 2023.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2023	December 31, 2022	June 30, 2022
Cash
Cash on hand	$337,483	$471,751	$329,537
Bank deposits	9,182,377	10,423,195	12,655,287

	9,519,860	10,894,946	12,984,824

Cash equivalents (with maturities of less than three months)
Commercial papers	24,891,477	19,592,233	17,405,434
Negotiable certificates of deposit	11,200,000	15,500,000	20,500,000
Time deposits	4,142,902	4,205,425	3,371,579
Stimulus vouchers	186	—	582

	40,234,565	39,297,658	41,277,595

	$49,754,425	$50,192,604	$54,262,419

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Bank deposits	0.00%~2.97%	0.00%~2.62%	0.00%~0.82%
Commercial papers	0.65%~1.30%	0.56%~1.30%	0.35%~0.60%
Negotiable certificates of deposit	1.20%~1.30%	1.20%~1.45%	0.55%~0.73%
Time deposits	0.01%~4.70%	0.01%~4.65%	0.01%~1.48%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2023	December 31, 2022	June 30, 2022
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$3,444	$3,514	$—
Non-derivatives
Listed stocks - domestic	434	439	447

	$3,878	$3,953	$447

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$695,572	$758,312	$694,106
Non-listed stocks - foreign	80,953	102,648	108,667
Limited partnership - domestic	225,204	135,121	117,061
Film and drama investing agreement	26,605	24,122	8,970

	$1,028,334	$1,020,203	$928,804

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—	$1,606

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of June 30, 2023, Chunghwa invested $200,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
June 30, 2023
Forward exchange contracts - buy	NT$/EUR	2023.09	NT$164,675/EUR5,000
December 31, 2022
Forward exchange contracts - buy	NT$/EUR	2023.03	NT$61,746/EUR2,000
June 30, 2022
Forward exchange contracts - buy	NT$/EUR	2022.09	NT$92,107/EUR2,900

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	June 30, 2023	December 31, 2022	June 30, 2022
Domestic investments
Listed stocks	$268,689	$272,802	$314,447
Non-listed stocks	3,495,100	3,084,670	3,044,849
Foreign investments
Non-listed stocks	164,513	133,909	136,098

	$3,928,302	$3,491,381	$3,495,394

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2023	December 31, 2022	June 30, 2022
Trade notes and accounts receivable	$23,141,710	$26,037,695	$23,712,337
Less: Loss allowance	(1,145,680)	(1,365,222)	(1,399,037)

	$21,996,030	$24,672,473	$22,313,300

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

June 30, 2023

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	10%~81%	19%~90%	42%~96%	100%
Gross carrying amount	$16,643,393	$343,155	$145,394	$93,622	$34,310	$42,670	$625,648	$17,928,192
Loss allowance (lifetime ECL)	(47,308)	(21,404)	(25,698)	(37,870)	(24,531)	(38,448)	(625,648)	(820,907)

Amortized cost	$16,596,085	$321,751	$119,696	$55,752	$9,779	$4,222	$—	$17,107,285

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,310,619	$34,090	$5,994	$3,351	$900	$—	$293,627	$2,648,581
Loss allowance (lifetime ECL)	(1,451)	(1,703)	(599)	(1,005)	(450)	—	(293,627)	(298,835)

Amortized cost	$2,309,168	$32,387	$5,395	$2,346	$450	$—	$—	$2,349,746

December 31, 2022

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~64%	11%~80%	25%~90%	45%~96%	100%
Gross carrying amount	$17,162,634	$310,392	$86,500	$32,826	$27,774	$34,127	$599,316	$18,253,569
Loss allowance (lifetime ECL)	(49,644)	(22,309)	(19,806)	(20,927)	(20,085)	(29,244)	(599,316)	(761,331)

Amortized cost	$17,112,990	$288,083	$66,694	$11,899	$7,689	$4,883	$—	$17,492,238

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,797,905	$119,329	$11,424	$53,189	$1,360	$785	$547,269	$4,531,261
Loss allowance (lifetime ECL)	(2,604)	(6,138)	(1,142)	(15,986)	(680)	(628)	(547,269)	(574,447)

Amortized cost	$3,795,301	$113,191	$10,282	$37,203	$680	$157	$—	$3,956,814

June 30, 2022

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~21%	2%~62%	9%~79%	23%~90%	46%~96%	100%
Gross carrying amount	$15,954,422	$336,359	$125,266	$48,750	$31,221	$23,376	$614,087	$17,133,481
Loss allowance (lifetime ECL)	(49,888)	(20,984)	(22,587)	(20,841)	(21,984)	(21,660)	(614,087)	(772,031)

Amortized cost	$15,904,534	$315,375	$102,679	$27,909	$9,237	$1,716	$—	$16,361,450

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,800,641	$25,045	$41,226	$15,420	$2,690	$1,751	$578,378	$3,465,151
Loss allowance (lifetime ECL)	(3,224)	(1,734)	(4,324)	(5,145)	(2,089)	(1,575)	(578,378)	(596,469)

Amortized cost	$2,797,417	$23,311	$36,902	$10,275	$601	$176	$—	$2,868,682

Note a:

Please refer to Note 42 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Six Months Ended June 30
	2023	2022
Beginning balance	$1,365,222	$1,604,835
Add: Provision for credit loss	77,380	71,734
Less: Amounts written off	(296,922)	(277,532)

Ending balance	$1,145,680	$1,399,037

10.	INVENTORIES

	June 30, 2023	December 31, 2022	June 30, 2022
Merchandise	$3,375,788	$3,977,853	$3,426,374
Project in process	4,958,350	4,859,226	5,134,452
Work in process	90,293	98,712	167,516
Raw materials	247,108	279,022	257,658

	8,671,539	9,214,813	8,986,000
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	103,127	102,860	89,283

	$10,773,399	$11,316,406	$11,074,016

The operating costs related to inventories were $11,694,662 thousand (including the reversal of valuation loss on inventories of $14,441 thousand) and $24,195,528 thousand (including the reversal of valuation loss on inventories of $9,167 thousand) for the three months and six months ended June 30, 2023, respectively. The operating costs related to inventories were $11,224,527 thousand (including the valuation loss on inventories of $22,338 thousand) and $22,724,637 thousand (including the valuation loss on inventories of $62,790 thousand) for the three months and six months ended June 30, 2022, respectively.

As of June 30, 2023, December 31, 2022 and June 30, 2022, inventories of $2,101,860 thousand, $2,101,593 thousand and $2,088,016 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

11.	PREPAYMENTS

	June 30, 2023	December 31, 2022	June 30, 2022
Prepaid salary and bonus	$2,769,068	$4,159	$2,843,270
Prepaid rents	2,294,644	2,316,088	2,424,586
Prepayments for leases - satellite (Note 39)	1,016,909	—	—
Others	2,070,959	1,806,638	1,860,705

	$8,151,580	$4,126,885	$7,128,561

Current
Prepaid salary and bonus	$2,769,068	$4,159	$2,843,270
Prepaid rents	567,744	589,506	585,461
Others	2,065,094	1,804,943	1,845,208

	$5,401,906	$2,398,608	$5,273,939

(Continued)

	June 30, 2023	December 31, 2022	June 30, 2022
Noncurrent
Prepaid rents	$1,726,900	$1,726,582	$1,839,125
Prepayments for leases - satellite (Note 39)	1,016,909	—	—
Others	5,865	1,695	15,497

	$2,749,674	$1,728,277	$1,854,622

(Concluded)

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	June 30, 2023	December 31, 2022	June 30, 2022
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$15,961,472	$1,915,755	$4,879,382
Accrued custodial receipts	822,059	815,547	765,442
Others	1,850,405	887,600	1,542,840

	$18,633,936	$3,618,902	$7,187,664

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%~4.75%	0.03%~3.00%	0.03%~2.70%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	June 30, 2023	December 31, 2022	June 30, 2022
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
SENAO	$121,353	$78,820	$262,551	$208,900

CHPT	$15,427	$163,286	$(11,405)	$237,203

	Accumulated Noncontrolling Interests
	June 30, 2023	December 31, 2021	June 30, 2022
SENAO	$4,447,611	$4,592,326	$4,308,418
CHPT	4,992,674	5,259,231	5,002,516
Individually immaterial subsidiaries with noncontrolling interests	2,601,565	2,747,984	2,419,416

	$12,041,850	$12,599,541	$11,730,350

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2023	December 31, 2022	June 30, 2022
Current assets	$6,957,630	$7,249,222	$6,776,129
Noncurrent assets	3,314,764	3,211,081	3,166,231
Current liabilities	(3,652,273)	(3,680,470)	(3,532,028)
Noncurrent liabilities	(500,927)	(459,666)	(485,983)

Equity	$6,119,194	$6,320,167	$5,924,349

Equity attributable to the parent	$1,671,583	$1,727,841	$1,615,931
Equity attributable to noncontrolling interests	4,447,611	4,592,326	4,308,418

	$6,119,194	$6,320,167	$5,924,349

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Revenues and income	$7,168,743	$7,059,947	$15,485,630	$15,230,849
Costs and expenses	6,999,658	6,950,100	15,119,866	14,939,790

Profit for the period	$169,085	$109,847	$365,764	$291,059

Profit attributable to the parent	$47,732	$31,027	$103,213	$82,159
Profit attributable to noncontrolling interests	121,353	78,820	262,551	208,900

Profit for the period	$169,085	$109,847	$365,764	$291,059

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Other comprehensive income attributable to the parent	$795	$1,000	$400	$1,874
Other comprehensive income attributable to noncontrolling interests	2,026	2,546	1,019	4,888

Other comprehensive income for the period	$2,821	$3,546	$1,419	$6,762

Total comprehensive income attributable to the parent	$48,527	$32,027	$103,613	$84,033
Total comprehensive income attributable to noncontrolling interests	123,379	81,366	263,570	213,788

Total comprehensive income for the period	$171,906	$113,393	$367,183	$297,821

(Concluded)

	Six Months Ended June 30
	2023	2022
Net cash flow from operating activities	$814,833	$(806,744)
Net cash flow from investing activities	(14,379)	(18,628)
Net cash flow from financing activities	(154,095)	(155,457)
Effect of exchange rate changes on cash and cash equivalents	8	467

Net cash inflow (outflow)	$646,367	$(980,362)

Dividends paid to noncontrolling interests	$—	$—

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2023	December 31, 2022	June 30, 2022
Current assets	$4,092,226	$4,406,032	$4,498,744
Noncurrent assets	4,572,792	4,630,788	4,592,921
Current liabilities	(1,083,530)	(1,051,544)	(1,500,995)
Noncurrent liabilities	(20,199)	(25,975)	(29,045)

Equity	$7,561,289	$7,959,301	$7,561,625

Equity attributable to CHI	$2,568,615	$2,700,070	$2,559,109
Equity attributable to noncontrolling interests	4,992,674	5,259,231	5,002,516

	$7,561,289	$7,959,301	$7,561,625

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Revenues and income	$754,737	$1,196,333	$1,461,596	$2,042,651
Costs and expenses	727,315	947,100	1,471,551	1,680,996

Profit (loss) for the period	$27,422	$249,233	$(9,955)	$361,655

Profit attributable to CHI	$11,995	$85,947	$1,450	$124,452
Profit (loss) attributable to noncontrolling interests	15,427	163,286	(11,405)	237,203

Profit (loss) for the period	$27,422	$249,233	$(9,955)	$361,655

Other comprehensive income (loss) attributable to CHI	$(929)	$126	$(954)	$3,148
Other comprehensive income (loss) attributable to noncontrolling interests	(1,784)	238	(1,832)	6,041

Other comprehensive income (loss) for the period	$(2,713)	$364	$(2,786)	$9,189

Total comprehensive income attributable to CHI	$11,066	$86,073	$496	$127,600
Total comprehensive income (loss) attributable to noncontrolling interests	13,643	163,524	(13,237)	243,244

Total comprehensive income (loss) for the period	$24,709	$249,597	$(12,741)	$370,844

	Six Months Ended June 30
	2023	2022
Net cash flow from operating activities	$58,127	$589,886
Net cash flow from investing activities	(158,092)	(784,515)
Net cash flow from financing activities	(10,814)	79,949
Effect of exchange rate changes on cash and cash equivalents	1,346	9,650

Net cash outflow	$(109,433)	$(105,030)

Dividends paid to noncontrolling interests	$—	$—

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2022 and December 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 33(a) for details.

CHTSC issued new shares in February 2022, May 2022, February 2023 and May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 33(b) for details.

CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased. See Note 33(c) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the six months ended June 30, 2023 and 2022 were as follows:

	Six Months Ended June 30, 2023
	CHTSC Share-Based Payment	CLPT Share-Based Payment
Cash consideration received from noncontrolling interests	$15,173	$874
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(13,507)	(950)

Differences arising from equity transactions	$1,666	$(76)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$1,666	$(76)

Note: The proceeds from the new shares issued in February 2023 by CHTSC has been received in advance in December 2022.

	Six Months Ended June 30, 2022
	CHIEF Share-Based Payment	CHTSC Share-Based Payment
Cash consideration received from noncontrolling interests	$27,317	$35,402
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(16,977)	(30,037)

Differences arising from equity transactions	$10,340	$5,365

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$10,340	$5,365

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30, 2023	December 31, 2022	June 30, 2022
Investments in associates	$7,077,477	$7,146,174	$7,083,529
Investment in joint venture	9,587	9,677	9,840

	$7,087,064	$7,155,851	$7,093,369

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	June 30, 2023	December 31, 2022	June 30, 2022
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$2,984,516	$3,173,309	$3,427,110

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,483,677	1,395,858	1,177,335
KingwayTek Technology Co., Ltd. (“KWT”)	260,023	267,125	257,571
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	507,341	558,532	477,560
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	342,106	296,501	275,986
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	321,009	246,815	264,544
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	263,296	277,776	303,018
So-net Entertainment Taiwan Limited (“So-net”)	230,692	228,184	225,944
WiAdvance Technology Corporation (“WATC”)	218,083	227,868	244,670
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	176,276	173,634	163,537
Taiwan International Ports Logistics Corporation (“TIPL”)	103,918	101,078	84,527
CHT Infinity Singapore Pte. Ltd. (“CISG”)	59,007	62,948	58,673
Click Force Co., Ltd. (“CF”)	42,424	40,932	40,963
Imedtac Co., Ltd. (“IME”)	37,775	40,866	40,323
AgriTalk Technology Inc. (“ATT”)	32,396	34,738	17,328

(Continued)

	Carrying Amount
	June 30, 2023	December 31, 2022	June 30, 2022
Baohwa Trust Co., Ltd. (“BHT”)	$7,825	$13,267	$17,815
Cornerstone Ventures Co., Ltd. (“CVC”)	7,113	6,743	6,625

	4,092,961	3,972,865	3,656,419

	$7,077,477	$7,146,174	$7,083,529

(Concluded)

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	June 30, 2023	December 31, 2022	June 30, 2022
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	42	42	42
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
WiAdvance Technology Corporation (“WATC”)	20	20	20
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40	40
Click Force Co., Ltd. (“CF”)	49	49	49
Imedtac Co., Ltd. (“IME”)	7	7	7

(Continued)

	% of Ownership Interests and Voting Rights
	June 30, 2023	December 31, 2022	June 30, 2022
AgriTalk Technology Inc. (“ATT”)	29	29	17
Baohwa Trust Co., Ltd. (“BHT”)	40	40	40
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49

(Concluded)

Summarized financial information of NCB was set out below:

	June 30, 2023	December 31, 2022	June 30, 2022
Assets	$35,480,775	$33,540,595	$18,336,032
Liabilities	(28,280,404)	(25,882,268)	(10,064,600)

Equity	$7,200,371	$7,658,327	$8,271,432

The percentage of ownership interest held by the Company	41.90%	41.90%	41.90%
Equity attributable to the Company	$3,016,955	$3,208,839	$3,465,730
Unrealized gain or loss from downstream transactions	(32,439)	(35,530)	(38,620)

The carrying amount of investment	$2,984,516	$3,173,309	$3,427,110

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Net revenues (losses)	$4,378	$(12,081)	$(8,111)	$16,025

Net loss for the period	$(229,468)	$(243,520)	$(460,367)	$(391,399)
Other comprehensive income (loss)	2,805	(1,998)	2,411	(9,636)

Total comprehensive loss for the period	$(226,663)	$(245,518)	$(457,956)	$(401,035)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
The Company’s share of profits	$215,121	$306,206	$413,506	$476,751
The Company’s share of other comprehensive income (loss)	(696)	2,618	8,762	7,148

The Company’s share of total comprehensive income	$214,425	$308,824	$422,268	$483,899

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
SNI	$4,227,653	$3,299,228	$2,893,041

KWT	$1,098,529	$804,187	$783,640

WATC issued new shares in March 2022, October 2022 and April 2023 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 20.05% and 19.98% as of December 31, 2022 and June 30, 2023, respectively.

The Company subscribed for all the shares in the capital increase of ATT in November 2022. Therefore, the Company’s ownership interest in ATT increased to 29.33% as of December 31, 2022.

STS reduced its capital by $340,182 thousand in April 2022. The Company’s ownership interest in STS remained the same.

The Company invested $20,000 thousand and obtained 40.00% ownership interest in BHT in March 2022. BHT mainly engages in VR integration and AIoT security services.

The Company’s ownership interest in NCB is 41.90%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company invested and obtained 6.74% ownership interest in IME. However, as the Company continues to control one out of five seats of the Board of Directors of IME and has significant influence over IME. Therefore, the Company recognized IME as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	June 30, 2023	December 31, 2022	June 30, 2022	June 30, 2023	December 31, 2022	June 30, 2022
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,587	$9,677	$9,840	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
The Company’s share of loss	$(15)	$(32)	$(90)	$(92)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(15)	$(32)	$(90)	$(92)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2023	December 31, 2022	June 30, 2022
Assets used by the Company	$279,806,589	$285,328,919	$277,899,950
Assets subject to operating leases	7,680,778	6,198,991	7,165,703

	$287,487,367	$291,527,910	$285,065,653

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2022	$102,644,714	$1,661,628	$71,358,036	$11,217,048	$713,534,222	$3,927,337	$10,808,873	$10,786,149	$925,938,007
Additions	—	—	20,521	52,618	56,557	—	75,757	10,128,015	10,333,468
Disposal	—	(6,042)	(287)	(281,867)	(10,139,400)	(57,345)	(115,153)	—	(10,600,094)
Effect of foreign exchange differences	—	—	—	101	127,367	—	2,612	10,971	141,051
Others	(62,930)	5,727	157,982	164,428	11,725,566	529	200,891	(12,135,804)	56,389

Balance on June 30, 2022	$102,581,784	$1,661,313	$71,536,252	$11,152,328	$715,304,312	$3,870,521	$10,972,980	$8,789,331	$925,868,821

Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,441,612)	$(30,577,570)	$(9,632,046)	$(590,533,289)	$(3,698,978)	$(8,205,324)	$—	$(644,088,819)
Depreciation expenses	—	(19,987)	(715,119)	(373,162)	(12,802,929)	(38,988)	(364,628)	—	(14,314,813)
Disposal	—	6,042	287	281,694	10,134,218	57,345	111,933	—	10,591,519
Effect of foreign exchange differences	—	—	—	(98)	(67,072)	5	(1,594)	—	(68,759)
Others	—	—	(64,607)	(3,571)	(9,959)	(191)	(9,671)	—	(87,999)

Balance on June 30, 2022	$—	$(1,455,557)	$(31,357,009)	$(9,727,183)	$(593,279,031)	$(3,680,807)	$(8,469,284)	$—	$(647,968,871)

Balance on January 1, 2022, net	$102,644,714	$220,016	$40,780,466	$1,585,002	$123,000,933	$228,359	$2,603,549	$10,786,149	$281,849,188

Balance on June 30, 2022, net	$102,581,784	$205,756	$40,179,243	$1,425,145	$122,025,281	$189,714	$2,503,696	$8,789,331	$277,899,950

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2023	$103,663,528	$1,675,255	$72,529,774	$11,088,877	$720,068,323	$3,971,039	$11,467,527	$14,427,497	$938,891,820
Additions	95,567	—	12,302	45,157	36,184	1,248	80,714	10,435,377	10,706,549
Disposal	(1,672)	—	—	(526,959)	(12,522,117)	(66,934)	(174,843)	—	(13,292,525)
Effect of foreign exchange differences	—	—	—	16	20,528	(48)	(903)	1,887	21,480
Others	(1,049,463)	6,954	(1,329,846)	150,293	13,023,182	8,176	405,990	(13,563,590)	(2,348,304)

Balance on June 30, 2023	$102,707,960	$1,682,209	$71,212,230	$10,757,384	$720,626,100	$3,913,481	$11,778,485	$11,301,171	$933,979,020

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,474,085)	$(32,263,200)	$(9,553,580)	$(597,957,285)	$(3,672,728)	$(8,642,023)	$—	$(653,562,901)
Depreciation expenses	—	(17,062)	(717,346)	(342,302)	(12,849,896)	(45,232)	(395,488)	—	(14,367,326)
Disposal	—	—	—	526,879	12,513,824	66,842	174,092	—	13,281,637
Effect of foreign exchange differences	—	—	—	(18)	(12,586)	51	1,235	—	(11,318)
Others	—	—	537,612	(17,470)	(38,119)	(247)	5,701	—	487,477

Balance on June 30, 2023	$—	$(1,491,147)	$(32,442,934)	$(9,386,491)	$(598,344,062)	$(3,651,314)	$(8,856,483)	$—	$(654,172,431)

Balance on January 1, 2023, net	$103,663,528	$201,170	$40,266,574	$1,535,297	$122,111,038	$298,311	$2,825,504	$14,427,497	$285,328,919

Balance on June 30, 2023, net	$102,707,960	$191,062	$38,769,296	$1,370,893	$122,282,038	$262,167	$2,922,002	$11,301,171	$279,806,589

(Concluded)

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the six months ended June 30, 2023 and 2022.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	2~10 years
Miscellaneous equipment
Leasehold improvements	1~9 years
Mechanical and air conditioner equipment	3~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2022	$4,808,926	$4,133,989	$8,942,915
Others	80,901	(264,203)	(183,302)

Balance on June 30, 2022	$4,889,827	$3,869,786	$8,759,613

Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,691,642)	$(1,691,642)
Depreciation expenses	—	(36,419)	(36,419)
Others	—	134,151	134,151

Balance on June 30, 2022	$—	$(1,593,910)	$(1,593,910)

(Continued)

	Land	Buildings	Total
Balance on January 1, 2022, net	$4,808,926	$2,442,347	$7,251,273

Balance on June 30, 2022, net	$4,889,827	$2,275,876	$7,165,703

Cost
Balance on January 1, 2023	$4,376,196	$3,185,097	$7,561,293
Additions	—	1,129	1,129
Others	722,806	1,287,717	2,010,523

Balance on June 30, 2023	$5,099,002	$4,473,943	$9,572,945

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,362,302)	$(1,362,302)
Depreciation expenses	—	(40,071)	(40,071)
Others	—	(489,794)	(489,794)

Balance on June 30, 2023	$—	$(1,892,167)	$(1,892,167)

Balance on January 1, 2023, net	$4,376,196	$1,822,795	$6,198,991

Balance on June 30, 2023, net	$5,099,002	$2,581,776	$7,680,778

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Year 1	$407,421	$389,376	$375,805
Year 2	282,290	280,705	291,062
Year 3	213,401	211,059	196,064
Year 4	179,147	176,548	159,755
Year 5	150,400	149,434	139,322
Onwards	1,062,459	1,122,237	1,158,036

	$2,295,118	$2,329,359	$2,320,044

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	June 30, 2023	December 31, 2022	June 30, 2022
Land and buildings
Handsets base stations	$7,330,908	$7,175,277	$7,100,234
Others	1,772,217	1,726,510	1,680,612
Equipment	2,056,739	2,200,762	2,362,502

	$11,159,864	$11,102,549	$11,143,348

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Additions to right-of-use assets			$2,199,782	$2,201,387

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$731,814	$720,279	$1,456,942	$1,422,462
Others	211,249	226,196	397,693	388,742
Equipment	86,275	85,258	172,095	170,269

	$1,029,338	$1,031,733	$2,026,730	$1,981,473

The Company did not have significant sublease or impairment of right-of-use assets for the six months ended June 30, 2023 and 2022.

b.	Lease liabilities

	June 30, 2023	December 31, 2022	June 30, 2022
Lease liabilities
Current	$3,330,367	$3,338,813	$3,246,565
Noncurrent	7,326,764	7,333,694	7,215,157

	$10,657,131	$10,672,507	$10,461,722

Ranges of discount rates for lease liabilities were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Land and buildings
Handsets base stations	0.37%~1.84%	0.37%~1.71%	0.37%~1.38%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~2.87%	0.37%~2.99%	0.37%~2.99%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 37 to the consolidated financial statements for details.

d.	Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Expenses relating to low-value asset leases	$2,134	$2,183	$4,467	$4,197

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,541	$1,802	$3,240	$3,629

Total cash outflow for leases			$2,140,451	$1,974,414

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2022	$10,662,596
Additions	18,333
Reclassification	127,132

Balance on June 30, 2022	$10,808,061

(Continued)

Accumulated depreciation and impairment
Balance on January 1, 2022	$(999,958)
Depreciation expense	(21,763)
Reclassification	(51,192)

Balance on June 30, 2022	$(1,072,913)

Balance on January 1, 2022, net	$9,662,638

Balance on June 30, 2022, net	$9,735,148

Cost
Balance on January 1, 2023	$10,780,029
Additions	48,103
Reclassification	327,724

Balance on June 30, 2023	$11,155,856

Accumulated depreciation and impairment
Balance on January 1, 2023	$(976,168)
Depreciation expense	(22,128)

Balance on June 30, 2023	$(998,296)

Balance on January 1, 2023, net	$9,803,861

Balance on June 30, 2023, net	$10,157,560

(Concluded)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2022 and 2021 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of June 30, 2023 and 2022 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Fair value	$25,032,987	$26,861,591	$25,547,766

Overall capital interest rate	1.31%~4.91%	1.31%~4.91%	0.91%~3.05%
Profit margin ratio	8%~20%	8%~20%	8%~20%
Discount rate	—	—	—
Capitalization rate	0.23%~2.16%	0.23%~2.16%	0.53%~2.11%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Year 1	$152,559	$118,370	$108,108
Year 2	157,994	99,077	86,725
Year 3	140,296	89,821	73,657
Year 4	116,004	69,934	56,928
Year 5	90,037	43,608	34,068
Onwards	475,433	149,168	108,379

	$1,132,323	$569,978	$467,865

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2022	$108,338,000	$3,202,901	$291,206	$412,477	$112,244,584
Additions-acquired separately	—	67,870	—	7,497	75,367
Disposal	—	(202,634)	—	(899)	(203,533)
Effect of foreign exchange differences	—	2	—	6	8
Others	—	300	—	—	300

Balance on June 30, 2022	$108,338,000	$3,068,439	$291,206	$419,081	$112,116,726

Accumulated amortization and impairment
Balance on January 1, 2022	$(25,517,753)	$(2,529,941)	$(73,624)	$(178,183)	$(28,299,501)
Amortization expenses	(3,099,456)	(155,104)	—	(20,166)	(3,274,726)
Disposal	—	202,634	—	899	203,533
Effect of foreign exchange differences	—	43	—	—	43

Balance on June 30, 2022	$(28,617,209)	$(2,482,368)	$(73,624)	$(197,450)	$(31,370,651)

Balance on January 1, 2022, net	$82,820,247	$672,960	$217,582	$234,294	$83,945,083

Balance on June 30, 2022, net	$79,720,791	$586,071	$217,582	$221,631	$80,746,075

Cost
Balance on January 1, 2023	$109,963,431	$2,797,835	$291,206	$421,813	$113,474,285
Additions-acquired separately	—	66,106	—	1,758	67,864
Disposal	—	(125,607)	—	(180)	(125,787)
Effect of foreign exchange differences	—	(136)	—	(7)	(143)
Others	—	1,571	—	—	1,571

Balance on June 30, 2023	$109,963,431	$2,739,769	$291,206	$423,384	$113,417,790

Accumulated amortization and impairment
Balance on January 1, 2023	$(31,812,278)	$(2,176,234)	$(73,624)	$(225,062)	$(34,287,198)
Amortization expenses	(3,195,069)	(141,765)	—	(17,582)	(3,354,416)
Disposal	—	125,607	—	180	125,787

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Effect of foreign exchange differences	$—	$137	$—	$3	$140
Others	—	(508)	—	—	(508)

Balance on June 30, 2023	$(35,007,347)	$(2,192,763)	$(73,624)	$(242,461)	$(37,516,195)

Balance on January 1, 2023, net	$78,151,153	$621,601	$217,582	$196,751	$79,187,087

Balance on June 30, 2023, net	$74,956,084	$547,006	$217,582	$180,923	$75,901,595

(Concluded)

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	June 30, 2023	December 31, 2022	June 30, 2022
Spare parts	$3,334,167	$3,379,837	$3,661,486
Refundable deposits	1,885,309	1,964,648	1,920,100
Prepayments for frequency band and equipment	—	—	1,625,059
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,842,104	1,916,562	2,254,313

	$8,061,580	$8,261,047	$10,460,958

Current
Spare parts	$3,334,167	$3,379,837	$3,661,486
Others	347,508	175,586	207,864

	$3,681,675	$3,555,423	$3,869,350

Noncurrent
Refundable deposits	$1,885,309	$1,964,648	$1,920,100
Prepayments for frequency band and equipment	—	—	1,625,059
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,494,596	1,740,976	2,046,449

	$4,379,905	$4,705,624	$6,591,608

Chunghwa’s Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021, and the aforementioned tax-excluded transaction amount was $1,800,113 thousand. The transaction was approved by the related authority in May 2022. Chunghwa had paid the tax-excluded amount of $1,625,059 thousand as of June 30, 2022, and the remaining amount was paid in July 2022 to complete the transaction. The payment amount was included in intangible assets—mobile broadband concession and other assets—spare parts.

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

June 30, 2023

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NTD 474,192 /EUR 14,400	2023.09	$32.93	Hedging financial assets (liabilities)	$9,932	$—	$(2,959)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$2,959	$9,932	$—

December 31, 2022

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 423,024 /EUR 13,350	2023.03	$31.69	Hedging financial assets (liabilities)	$12,891	$—	$21,177

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(21,177)	$12,891	$—

June 30, 2022

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 444,100 /EUR 14,000	2022.09	$31.72	Hedging financial assets (liabilities)	$—	$7,300	$986

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(986)	$(7,300)	$—

Six Months Ended June 30, 2023

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(2,959)	$—	—	$17,011	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Six Months Ended June 30, 2022

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$986	$—	—	$(2,915)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

21.	SHORT-TERM LOANS

	June 30, 2023	December 31, 2022	June 30, 2022
Unsecured bank loans	$654,000	$722,000	$442,000

The annual interest rates of bank loans were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Unsecured bank loans	1.66%~3.36%	1.30%~3.19%	1.18%~2.84%

22.	LONG-TERM LOANS

	June 30, 2023	December 31, 2022	June 30, 2022
Secured bank loans (Note 38)	$1,600,000	$1,600,000	$1,600,000

The annual interest rates of bank loans were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Secured bank loans	1.91%	1.80%	1.30%

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. The contract will be due in September 2024.

23.	BONDS PAYABLE

	June 30, 2023	December 31, 2022	June 30, 2022
Unsecured domestic bonds	$30,500,000	$30,500,000	$30,500,000
Less: Discounts on bonds payable	(19,902)	(22,643)	(25,282)

	$30,480,098	$30,477,357	$30,474,718

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500,000	0.69%	The same as above

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2023	December 31, 2022	June 30, 2022
Trade notes and accounts payable	$10,518,881	$16,428,856	$10,996,777

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	June 30, 2023	December 31, 2022	June 30, 2022
Accrued salary and compensation	$6,067,617	$10,409,299	$6,215,176
Accrued compensation to employees and remuneration to directors and supervisors	2,922,636	2,143,523	2,887,092

(Continued)

	June 30, 2023	December 31, 2022	June 30, 2022
Amounts collected for others	$1,670,773	$1,596,341	$1,589,190
Payables to contractors	1,517,691	2,571,376	1,949,821
Payables to equipment suppliers	1,230,866	1,278,738	782,204
Accrued maintenance costs	929,816	1,060,534	927,892
Others	8,009,120	6,020,149	7,528,795

	$22,348,519	$25,079,960	$21,880,170

(Concluded)

26.	PROVISIONS

	June 30, 2023	December 31, 2022	June 30, 2022
Employee benefits	$372,554	$64,776	$65,797
Warranties	230,921	235,308	211,127
Onerous contracts	90,304	95,201	97,619
Others	3,767	3,767	3,767

	$697,546	$399,052	$378,310

Current	$224,017	$226,019	$225,646
Noncurrent	473,529	173,033	152,664

	$697,546	$399,052	$378,310

	Employee Benefits	Warranties	Onerous Contracts	Others	Total
Balance on January 1, 2022	$62,833	$213,537	$146,541	$3,767	$426,678
Additional / (reversal of) provisions recognized	3,234	40,245	(48,922)	—	(5,443)
Used / forfeited during the period	(270)	(42,666)	—	—	(42,936)
Effect of foreign exchange differences	—	11	—	—	11

Balance on June 30, 2022	$65,797	$211,127	$97,619	$3,767	$378,310

Balance on January 1, 2023	$64,776	$235,308	$95,201	$3,767	$399,052
Additional / (reversal of) provisions recognized	308,224	39,341	(4,897)	—	342,668
Used / forfeited during the period	(446)	(43,700)	—	—	(44,146)
Effect of foreign exchange differences	—	(28)	—	—	(28)

Balance on June 30, 2023	$372,554	$230,921	$90,304	$3,767	$697,546

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

27.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2022 and 2021 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Operating costs	$123,282	$142,106	$246,251	$284,218
Marketing expenses	82,170	89,733	164,199	179,606
General and administrative expenses	19,381	21,232	39,080	42,243
Research and development expenses	8,701	9,014	17,514	18,115

	$233,534	$262,085	$467,044	$524,182

28.	EQUITY

a.	Share capital

1)	Common stocks

	June 30, 2023	December 31, 2022	June 30, 2022
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of June 30, 2023, the outstanding ADSs were 191,324 thousand common stocks, which equaled 19,132 thousand units and represented 2.47% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the six months ended June 30, 2023 and 2022 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2022	$147,329,386	$186,391	$2,104,672	$987,611	$23,487	$20,648,078	$171,279,625
Reversal of unclaimed dividend	—	—	—	—	(117)	—	(117)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,159)	—	—	—	—	(1,159)
Share-based payment transactions of subsidiaries	—	—	15,705	—	—	—	15,705

Balance on June 30, 2022	$147,329,386	$185,232	$2,120,377	$987,611	$23,370	$20,648,078	$171,294,054

Balance on January 1, 2023	$147,329,386	$173,672	$2,137,032	$987,611	$25,119	$20,648,078	$171,300,898
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(134)	—	—	—	—	(134)
Share-based payment transactions of subsidiaries	—	—	1,590	—	—	—	1,590

Balance on June 30, 2023	$147,329,386	$173,538	$2,138,622	$987,611	$25,119	$20,648,078	$171,302,354

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2022 and 2021 earnings of Chunghwa approved by the stockholders in their meetings on May 26, 2023 and May 27, 2022 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2022	For Fiscal Year 2021	For Fiscal Year 2022	For Fiscal Year 2021
Provision for (reversal of) special reserve	$(185,066)	$408,150
Cash dividends	36,475,514	35,746,314	$4.702	$4.608

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Six Months Ended June 30
	2023	2022
Beginning balance	$(124,762)	$(7,588)
Unrealized gain or loss for the period
Equity instruments	437,221	(105,306)
Share of loss of associates and joint ventures accounted for using equity method	(1,452)	(4,037)

Ending balance	$311,007	$(116,931)

e.	Noncontrolling interests

	Six Months Ended June 30
	2023	2022
Beginning balance	$12,599,541	$11,927,604
Shares attributed to noncontrolling interests
Net income for the period	515,206	710,048
Exchange differences arising from the translation of the foreign operations	(949)	14,806
Unrealized gain or loss on financial assets at FVOCI	(300)	(18,490)
Share of other comprehensive income of associates and joint ventures accounted for using equity method	747	3,140
Cash dividends recognized by subsidiaries	(1,091,670)	(1,053,240)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(51)
Share-based payment transactions of subsidiaries	19,275	55,033
Net increase in noncontrolling interests	—	91,500

Ending balance	$12,041,850	$11,730,350

29.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Revenue from contracts with customers	$52,897,772	$52,000,296	$106,023,047	$102,871,417

Other revenues
Rental income	278,396	241,018	553,920	485,664
Government grants income	241,256	150,380	1,004,483	275,579
Others	46,227	44,016	93,106	97,789

	565,879	435,414	1,651,509	859,032

	$53,463,651	$52,435,710	$107,674,556	$103,730,449

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2022 for details.

a.	Disaggregation of revenue

Please refer to Note 42 Segment Information for details.

b.	Contract balances

	June 30, 2023	December 31, 2022	June 30, 2022	January 1, 2022
Trade notes and accounts receivable (Note 9)	$21,996,030	$24,672,473	$22,313,300	$23,947,107

(Continued)

	June 30, 2023	December 31, 2022	June 30, 2022	January 1, 2022
Contract assets
Products and service bundling	$8,531,371	$7,955,689	$7,470,251	$7,197,206
Others	1,612,839	1,255,584	1,165,401	982,688
Less: Loss allowance	(20,263)	(19,129)	(18,741)	(18,080)

	$10,123,947	$9,192,144	$8,616,911	$8,161,814

Current	$6,709,840	$6,055,343	$5,761,613	$5,554,070
Noncurrent	3,414,107	3,136,801	2,855,298	2,607,744

	$10,123,947	$9,192,144	$8,616,911	$8,161,814

Contract liabilities
Telecommunications business	$13,890,909	$14,081,316	$13,239,483	$13,143,598
Project business	5,705,841	6,586,384	6,080,808	5,435,268
Advance land receipts (Note 39)	187,141	—	—	—
Others	568,708	396,834	461,167	495,466

	$20,352,599	$21,064,534	$19,781,458	$19,074,332

Current	$12,763,432	$13,390,439	$12,683,708	$12,234,276
Noncurrent	7,589,167	7,674,095	7,097,750	6,840,056

	$20,352,599	$21,064,534	$19,781,458	$19,074,332

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	June 30, 2023	December 31, 2022	June 30, 2022
Noncurrent
Incremental costs of obtaining contracts	$950,431	$979,914	$950,612

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the three months and six months ended June 30, 2023 were $213,500 thousand and $427,702 thousand, respectively. Amortization expenses for the three months and six months ended June 30, 2022 were $207,380 thousand and $418,252 thousand, respectively.

30.	NET INCOME

a.	Other income and expenses

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Gain (loss) on disposal of property, plant and equipment, net	$1,671	$(3,085)	$1,627	$(4,442)

b.	Other income

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Dividend income	$162,168	$153,229	$162,168	$153,229
Rental income	18,927	19,718	37,831	39,167
Others	23,048	36,581	48,930	61,515

	$204,143	$209,528	$248,929	$253,911

c.	Other gains and losses

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$(42,263)	$30,753	$(88,349)	$(63,323)
Foreign currency exchange gain or loss, net	(4,644)	23,443	(59,635)	(5,465)
Gain (loss) on disposal of financial instruments, net	—	(11)	—	717
Others	(1,890)	8,546	(4,777)	22,476

	$(48,797)	$62,731	$(152,761)	$(45,595)

d.	Interest expenses

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Interest on bonds payable	$41,938	$41,945	$83,901	$77,628
Interest on lease liabilities	25,654	17,854	48,887	34,185
Interest paid to financial institutions	10,065	5,137	20,277	9,129
Others	4	4	8	10

	$77,661	$64,940	$153,073	$120,952

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Contract assets	$352	$253	$1,134	$661

Trade notes and accounts receivable	$(22,906)	$(14,787)	$77,380	$71,734

Other receivables	$(7,005)	$(13,267)	$(7,705)	$1,190

Inventories	$(14,441)	$22,338	$(9,167)	$62,790

f.	Depreciation and amortization expenses

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Property, plant and equipment	$7,211,911	$7,260,209	$14,407,397	$14,351,232
Right-of-use assets	1,029,338	1,031,733	2,026,730	1,981,473
Investment properties	11,064	11,216	22,128	21,763
Intangible assets	1,676,910	1,640,142	3,354,416	3,274,726
Incremental costs of obtaining contracts	213,500	207,380	427,702	418,252

Total depreciation and amortization expenses	$10,142,723	$10,150,680	$20,238,373	$20,047,446

Depreciation expenses summarized by functions
Operating costs	$7,735,469	$7,778,250	$15,391,520	$15,343,572
Operating expenses	516,844	524,908	1,064,735	1,010,896

	$8,252,313	$8,303,158	$16,456,255	$16,354,468

Amortization expenses summarized by functions
Operating costs	$1,843,472	$1,798,015	$3,687,574	$3,595,536
Marketing expenses	17,651	19,573	35,048	39,549
General and administrative expenses	17,370	16,706	35,162	33,495
Research and development expenses	11,917	13,228	24,334	24,398

	$1,890,410	$1,847,522	$3,782,118	$3,692,978

g.	Employee benefit expenses

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Post-employment benefit
Defined contribution plans	$237,216	$210,365	$468,919	$417,173
Defined benefit plans	233,534	262,085	467,044	524,182

	470,750	472,450	935,963	941,355

Share-based payment
Equity-settled share-based payment	2,346	4,016	4,818	8,019

Other employee benefit (Note)	11,095,417	11,075,136	22,163,981	21,940,860

Total employee benefit expenses	$11,568,513	$11,551,602	$23,104,762	$22,890,234

Summary by functions
Operating costs	$5,492,751	$5,573,411	$10,979,646	$11,080,028
Operating expenses	6,075,762	5,978,191	12,125,116	11,810,206

	$11,568,513	$11,551,602	$23,104,762	$22,890,234

Note:	Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2022 and 2021 approved by the Board of Directors on February 24, 2023 and February 23, 2022, respectively, were as follows:

	Cash
	2022	2021
Compensation distributed to the employees	$1,498,374	$1,429,000
Remuneration paid to the directors	39,480	38,552

There was no difference between the initial accrued amounts recognized in 2022 and 2021 and the amounts approved by the Board of Directors in 2023 and 2022 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Current tax
Current tax expenses recognized for the period	$2,401,892	$2,349,675	$4,739,187	$4,600,743
Income tax on unappropriated earnings	10,808	30,379	10,808	30,379
Income tax adjustments on prior years	(6,836)	(118,607)	(35,129)	(118,607)
Others	403	593	767	984

	2,406,267	2,262,040	4,715,633	4,513,499

Deferred tax
Deferred tax expenses recognized for the period	48,096	54,731	125,677	86,680
Income tax adjustments on prior years	(1,392)	150,635	(1,392)	150,643

	46,704	205,366	124,285	237,323

Income tax recognized in profit or loss	$2,452,971	$2,467,406	$4,839,918	$4,750,822

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of Chunghwa has been examined by the tax authorities through 2019. Income tax returns of SENAO and CHYP have been examined by the tax authorities through 2020. Income tax returns of CHSI, CHST, ISPOT, Youth, Youyi, Aval, Wiin, SENYOUNG, Senaolife, CHI, CHPT, CHIEF, Unigate, SFD, SHE, CLPT, CHTSC, LED, HHI, IISI and UTC have been examined by the tax authorities through 2021.

32.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,921,274	$9,656,841	$19,564,529	$18,716,421
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(649)	(900)	(1,494)	(2,123)

Net income used to compute the diluted earnings per share	$9,920,625	$9,655,941	$19,563,035	$18,714,298

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,692	1,705	7,258	6,696

Weighted average number of common stocks used to compute the diluted earnings per share	7,759,139	7,759,152	7,764,705	7,764,143

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2020.09.16	2020.10.26	200.00	$193.50
			(Original price $206.00)
2017.12.18	2018.10.31	50.00	$130.30
			(Original price $147.00)
	2017.12.19	950.00	$124.70
			(Original price $147.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The Board of Directors of CHIEF resolved to issue stock options on October 26, 2020 and authorized the chairman to decide the grant date. Afterwards, the grant date was decided as November 13, 2020.

The compensation costs for stock options for the three months and six months ended June 30, 2023 and 2022 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Granted on November 13, 2020	$1,393	$2,432	$2,788	$4,863
Granted on October 31, 2018	—	18	—	35

	$1,393	$2,450	$2,788	$4,898

CHIEF modified the plan terms of stock options granted on November 13, 2020 in July 2022; therefore, the exercise price changed from $199.70 to $193.50 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in July 2022; therefore, the exercise price changed from $134.50 to $130.30 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in July 2022; therefore, the exercise price changed from $128.70 to $124.70 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the six months ended June 30, 2023 and 2022 was as follows:

	Six Months Ended June 30, 2023
	Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	142.25	$193.50
Options forfeited	(1.50)	—

Options outstanding at end of the period	140.75	193.50

Options exercisable at end of the period	0.50	193.50

Weighted average remaining contractual life (years)	2.37

	Six Months Ended June 30, 2022
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	194.00	$199.70	10.50	$134.50	213.25	$128.70
Options exercised	—	—	—	—	(212.25)	128.70

Options outstanding at end of the period	194.00	199.70	10.50	134.50	1.00	128.70

Options exercisable at end of the period	—	—	—	—	1.00	128.70

Weighted average remaining contractual life (years)	3.37		1.33		0.46

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on November 13, 2020	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017
Grant-date share price (NT$)	$356.00	$166.00	$95.92
Exercise price (NT$)	$206.00	$147.00	$147.00
Dividend yield	—	—	—
Risk-free interest rate	0.18%	0.72%	0.62%
Expected life	5 years	5 years	5 years
Expected volatility	34.61%	16.60%	17.35%
Weighted average fair value of grants (NT$)	$173,893	$33,540	$2,318

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date. The expected volatilities for the options granted from 2017 and 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months and six months ended June 30, 2023 and 2022 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Granted on February 20, 2021	$449	$889	$896	$1,778
Granted on December 20, 2019	170	394	340	789

	$619	$1,283	$1,236	$2,567

Information about CHTSC’s outstanding stock options for the six months ended June 30, 2023 and 2022 was as follows:

	Six Months Ended June 30, 2023
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	2,343	$19.085	1,083	$19.085
Options exercised	(764)	19.085	(31)	19.085
Options forfeited	(24)	—	(31)	—

Options outstanding at end of the period	1,555	19.085	1,021	19.085

Options exercisable at end of the period	14	19.085	—	—

Weighted average remaining contractual life (years)	2.64		1.47

	Six Months Ended June 30, 2022
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	3,324	$19.085	3,174	$19.085
Options exercised	(797)	19.085	(1,058)	19.085
Options forfeited	(121)	—	(36)	—

Options outstanding at end of the period	2,406	19.085	2,080	19.085

Options exercisable at end of the period	20	19.085	—	—

Weighted average remaining contractual life (years)	3.64		2.47

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690 and 600 stock options on February 26, 2021 and May 31, 2022, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months and six months ended June 30, 2023 and 2022 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Granted on May 31, 2022	$259	$117	$517	$117
Granted on February 26, 2021	75	166	277	437

	$334	$283	$794	$554

Information about CLPT’s outstanding stock options for the six months ended June 30, 2023 and 2022 was as follows:

	Six Months Ended June 30, 2023
	Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	440	$16.87	510	$15.90
Options exercised	—	—	(55)	15.90
Options forfeited	—	—	(15)	—

Options outstanding at end of the period	440	16.87	440	15.90

Options exercisable at end of the period	—	—	192	15.90

Weighted average remaining contractual life (years)	2.92		1.66

	Six Months Ended June 30, 2022
	Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	550	$15.90
Options granted	600	16.87	—	—
Options forfeited	—	—	(40)	—

Options outstanding at end of the period	600	16.87	510	15.90

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	3.92		2.66

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87
Dividend yield	—	—
Risk-free interest rate	0.98%	0.31%
Expected life	4 years	4 years
Expected volatility	35.76%	35.22%
Weighted average fair value of grants (NT$)	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

34	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Six Months Ended June 30
	2023	2022
Additions of property, plant and equipment	$10,707,678	$10,333,468
Changes in other payables	1,066,501	1,450,243

Payments for acquisition of property, plant and equipment	$11,774,179	$11,783,711

Financing Activities

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on June 30,
	2023	Activities	New Leases	Others	Interest Paid	2023
Lease liabilities	$10,672,507	$(2,083,857)	$2,199,782	$(82,414)	$(48,887)	$10,657,131

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on June 30,
	2022	Activities	New Leases	Others	Interest Paid	2022
Lease liabilities	$10,272,253	$(1,932,403)	$2,201,387	$(45,330)	$(34,185)	$10,461,722

35. CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

36.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	June 30, 2023		December 31, 2022		June 30, 2022
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$30,480,098	$30,460,538	$30,477,357	$30,452,475	$30,474,718	$30,444,402

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

June 30, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,444	$—	$3,444
Listed stocks	434	—	—	434
Non-listed stocks	—	—	776,525	776,525
Limited partnership	—	—	225,204	225,204
Film and drama investing agreements	—	—	26,605	26,605

	$434	$3,444	$1,028,334	$1,032,212

Hedging financial assets	$—	$9,932	$—	$9,932

Financial assets at FVOCI
Listed stocks	$268,689	$—	$—	$268,689
Non-listed stocks	—	—	3,659,613	3,659,613

	$268,689	$—	$3,659,613	$3,928,302

December 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,514	$—	$3,514
Listed stocks	439	—	—	439
Non-listed stocks	—	—	860,960	860,960
Limited partnership	—	—	135,121	135,121
Film and drama investing agreements	—	—	24,122	24,122

	$439	$3,514	$1,020,203	$1,024,156

Hedging financial assets	$—	$12,891	$—	$12,891

Financial assets at FVOCI
Listed stocks	$272,802	$—	$—	$272,802
Non-listed stocks	—	—	3,218,579	3,218,579

	$272,802	$—	$3,218,579	$3,491,381

June 30, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$447	$—	$—	$447
Non-listed stocks	—	—	802,773	802,773
Limited partnership	—	—	117,061	117,061
Film and drama investing agreement	—	—	8,970	8,970

	$447	$—	$928,804	$929,251

Financial assets at FVOCI
Listed stocks	$314,447	$—	$—	$314,447
Non-listed stocks	—	—	3,180,947	3,180,947

	$314,447	$—	$3,180,947	$3,495,394

Financial liabilities at FVTPL
Derivatives	$—	$1,606	$—	$1,606

Hedging financial liabilities	$—	$7,300	$—	$7,300

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2023 and 2022.

The reconciliations for financial assets measured at Level 3 were listed below:

Six months ended June 30, 2023

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2023	$1,020,203	$3,218,579	$4,238,782
Acquisition	115,238	—	115,238
Recognized in profit or loss under “Other gains and losses”	(88,274)	—	(88,274)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	441,034	441,034
Proceeds from capital reduction of the investee and profit distribution	(18,833)	—	(18,833)

Balance on June 30, 2023	$1,028,334	$3,659,613	$4,687,947

Unrealized gain or loss for the six months ended June 30, 2023	$(87,891)

Six months ended June 30, 2022

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2022	$908,775	$3,157,306	$4,066,081
Acquisition	109,324	—	109,324
Recognized in profit or loss under “Other gains and losses”	(67,728)	—	(67,728)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	23,641	23,641
Proceeds from capital reduction of the investee	(21,567)	—	(21,567)

Balance on June 30, 2022	$928,804	$3,180,947	$4,109,751

Unrealized gain or loss for the six months ended June 30, 2022	$(61,211)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and film and drama investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	June 30, 2023	December 31, 2022	June 30, 2022
Discount for lack of marketability	14.09%~20.00%	14.09%~20.00%	16.05%~20.00%
Noncontrolling interests discount	17.29%~25.00%	17.29%~20.00%	17.29%~25.00%
Growth rate of long-term revenue	0.19%	0.19%	0.19%
Discount rate	7.52%~7.80%	7.20%~8.80%	1.26%~7.31%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	June 30, 2023	June 30, 2022
Discount for lack of marketability
5% increase	$(34,019)	$(22,353)

5% decrease	$34,019	$22,353

Noncontrolling interests discount
5% increase	$(22,850)	$(10,286)

5% decrease	$22,850	$10,286

Long-term revenue growth rates
0.1% increase	$31,144	$27,917

0.1% decrease	$(30,564)	$(27,384)

Discount rate
1% increase	$(365,952)	$(324,433)

1% decrease	$449,355	$400,610

Categories of Financial Instruments

	June 30, 2023	December 31, 2022	June 30, 2022
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,032,212	$1,024,156	$929,251
Hedging financial assets	9,932	12,891	—
Financial assets at amortized cost (Note a)	93,370,650	81,523,688	86,757,611
Financial assets at FVOCI	3,928,302	3,491,381	3,495,394
Financial liabilities
Measured at FVTPL
Held for trading	—	—	1,606
Hedging financial liabilities	—	—	7,300
Measured at amortized cost (Note b)	98,422,119	67,451,245	97,230,476

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:

The balances included short-term loans, trade notes and accounts payable, payables to related parties, dividends payable, partial other payables, customers’ deposits, bonds payable and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 40 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Assets
EUR	$13,376	$16,405	$—
Liabilities
EUR	—	—	8,906

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR and SGD as listed in Note 40.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Six Months Ended June 30
	2023	2022
Profit or loss
Monetary assets and liabilities (a)
USD	$65,631	$42,686
EUR	(35,608)	(18,773)
SGD	(50,456)	(74,655)
Derivatives (b)
EUR	8,453	4,502
Equity
Derivatives (c)
EUR	24,343	21,735

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Fair value interest rate risk
Financial assets	$56,675,613	$41,593,475	$46,561,701
Financial liabilities	41,137,229	41,149,864	40,936,440
Cash flow interest rate risk
Financial assets	8,799,687	9,631,079	11,860,943
Financial liabilities	2,254,000	2,322,000	2,042,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $16,364 thousand and $24,547 thousand for the six months ended June 30, 2023 and 2022, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $50,108 thousand and $196,415 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2023. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $46,014 thousand and $174,770 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2022.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

June 30, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$31,748,584	$36,475,514	$—	$6,454,176	$—	$74,678,274
Floating interest rate instruments	1.99	—	229,000	425,000	1,600,000	—	2,254,000
Fixed interest rate instruments	0.53	—	—	—	25,800,000	4,700,000	30,500,000

		$31,748,584	$36,704,514	$425,000	$33,854,176	$4,700,000	$107,432,274

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,346,803	$4,509,005	$2,301,071	$711,589	$10,868,468

December 31, 2022

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$39,904,488	$—	$2,143,523	$5,156,700	$—	$47,204,711
Floating interest rate instruments	1.79	—	300,000	422,000	1,600,000	—	2,322,000
Fixed interest rate instruments	0.53	—	—	—	21,700,000	8,800,000	30,500,000

		$39,904,488	$300,000	$2,565,523	$28,456,700	$8,800,000	$80,026,711

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,390,348	$4,445,772	$2,142,864	$869,994	$10,848,978

June 30, 2022

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$31,644,139	$35,746,314	$—	$6,425,573	$—	$73,816,026
Floating interest rate instruments	1.36	—	90,000	352,000	1,600,000	—	2,042,000
Fixed interest rate instruments	0.53	—	—	—	14,200,000	16,300,000	30,500,000

		$31,644,139	$35,836,314	$352,000	$22,225,573	$16,300,000	$106,358,026

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,302,453	$4,251,346	$2,001,740	$1,054,100	$10,609,639

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2023
Gross settled
Forward exchange contracts
Inflow	$—	$652,243	$—	$—	$652,243
Outflow	—	638,867	—	—	638,867

	$—	$13,376	$—	$—	$13,376

December 31, 2022
Gross settled
Forward exchange contracts
Inflow	$—	$501,175	$—	$—	$501,175
Outflow	—	484,770	—	—	484,770

	$—	$16,405	$—	$—	$16,405

June 30, 2022
Gross settled
Forward exchange contracts
Inflow	$—	$527,301	$—	$—	$527,301
Outflow	—	536,207	—	—	536,207

	$—	$(8,906)	$—	$—	$(8,906)

2)	Financing facilities

	June 30, 2023	December 31, 2022	June 30, 2022
Unsecured bank loan facilities
Amount used	$654,000	$722,000	$442,000
Amount unused	56,448,290	56,861,505	61,372,694

	$57,102,290	$57,583,505	$61,814,694

Secured bank loan facilities
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	20,000	—	—

	$1,620,000	$1,600,000	$1,600,000

37.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
EnRack Technology Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Associate
Click Force Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate
Imedtac Co., Ltd.	Associate
Baohwa Trust Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO

(Continued)

Company	Relationship
Kangsin Co., Ltd.	Substantial related party of SENAO
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Z-Com, Inc.	Investor of significant influence over CHST

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Associates	$111,458	$79,828	$189,062	$150,416
Others	8,147	10,946	27,476	25,253

	$119,605	$90,774	$216,538	$175,669

	Operating Costs and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Associates	$210,176	$141,197	$493,007	$378,873
Others	5,288	6,647	61,667	69,465

	$215,464	$147,844	$554,674	$448,338

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Associates	$9,397	$8,925	$18,823	$18,316
Others	485	192	677	479

	$9,882	$9,117	$19,500	$18,795

3)	Receivables

	June 30, 2023	December 31, 2022	June 30, 2022
Associates	$100,099	$70,091	$73,357
Others	851	4,970	771

	$100,950	$75,061	$74,128

4)	Payables

	June 30, 2023	December 31, 2022	June 30, 2022
Associates	$261,332	$534,515	$183,441
Others	4,634	4,679	3,291

	$265,966	$539,194	$186,732

5)	Customers’ deposits

	June 30, 2023	December 31, 2022	June 30, 2022
Associates	$20,310	$68,942	$25,646
Others	284	284	284

	$20,594	$69,226	$25,930

6)	Acquisition of property, plant and equipment

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Associates	$250	$—	$53,983	$—

7)	Acquisition of intangible assets

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Associates	$—	$—	$—	$677

8)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	June 30, 2023	December 31, 2022	June 30, 2022
Lease liabilities - current	$194,482	$193,805	$181,015
Lease liabilities - noncurrent	1,673,546	1,760,815	1,731,380

	$1,868,028	$1,954,620	$1,912,395

The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2023 were $2,003 thousand and $4,050 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2022 were $2,042 thousand and $4,063 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Short-term employee benefits	$85,354	$119,289	$179,378	$213,313
Post-employment benefits	19,731	1,782	21,944	3,576
Share-based payment	240	401	475	802

	$105,325	$121,472	$201,797	$217,691

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, customs duties of the imported materials, and warranties of contract performance, the bank deposits for the restricted purpose in accordance with The Management, Utilization, and Taxation of Repatriated Offshore Funds Act, or the trust account LED entrusts to Land Bank of Taiwan for fund control and property rights management.

	June 30, 2023	December 31, 2022	June 30, 2022
Property, plant and equipment	$2,483,592	$2,402,781	$2,417,538
Restricted assets (included in other assets - others)	268,598	131,136	131,474

	$2,752,190	$2,533,917	$2,549,012

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of June 30, 2023 were as follows:

a.	Acquisitions of land and buildings of $61,214 thousand.

b.	Acquisitions of telecommunications-related inventory and equipment of $21,511,939 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand. As of June 30, 2023, Chunghwa had paid the amount of EUR 30,975 thousand (classified as prepayments - noncurrent).

g.	LED has signed the land presale contracts amounting to $1,915,760 thousand and has received $187,141 thousand in accordance with the contracts (classified as contract liabilities - current).

40.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	June 30, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$84,433	31.14	$2,629,234
EUR	5,805	33.81	196,278
SGD	40,082	22.96	920,288
Non-monetary items
Investments accounted for using equity method
SGD	13,981	22.96	321,009
VND	388,767,156	0.0013	507,341

(Continued)

	June 30, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
USD	$42,280	31.14	$1,316,613
EUR	26,869	33.81	908,435
SGD	84,033	22.96	1,929,409

(Concluded)

	December 31, 2022
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$76,675	30.71	$2,354,691
EUR	2,740	32.72	89,645
SGD	27,384	22.88	626,538
Non-monetary items
Investments accounted for using equity method
SGD	10,787	22.88	246,815
VND	434,655,397	0.0013	558,532
Liabilities denominated in foreign currencies
Monetary items
USD	27,753	30.71	852,302
EUR	26,750	32.72	875,256
SGD	87,861	22.88	2,010,250

	June 30, 2022
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$60,764	29.72	$1,805,898
EUR	2,505	31.05	77,782
SGD	22,107	21.37	472,435
Non-monetary items
Investments accounted for using equity method
SGD	12,379	21.37	264,544
VND	380,525,683	0.0013	477,560

(Continued)

	June 30, 2022
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
USD	$32,038	29.72	$952,182
EUR	14,597	31.05	453,234
SGD	91,976	21.37	1,965,528

(Concluded)

The unrealized foreign currency exchange gains were $28,754 thousand and $127,519 thousand for the three months ended June 30, 2023 and 2022, respectively. The unrealized foreign currency exchange gains were $24,940 thousand and $40,743 thousand for the six months ended June 30, 2023 and 2022, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 36.

k.	Investments in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 7.

m.	Information of main stakeholders: Please see Table 8.

42.	SEGMENT INFORMATION

In response to changes in the operating environment and new business challenges, the Company launched its organizational transformation and redesigned the operational decision-making processes and the performance assessment under the new structure. The aforementioned organizational transformation was effective from January 1, 2022. The Company redefined the reportable segments as “Consumer Business”, “Enterprise Business”, “International Business” and “Others”. The reportable segments are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Three months ended June 30, 2023
Revenues
From external customers	$32,759,794	$17,542,590	$2,166,160	$995,107	$53,463,651
Intersegment revenues	560,428	280,545	238,403	116,353	1,195,729

Segment revenues	$33,320,222	$17,823,135	$2,404,563	$1,111,460	54,659,380

Intersegment elimination					(1,195,729)

Consolidated revenues					$53,463,651

Segment income before income tax	$7,852,133	$3,479,864	$551,107	$776,556	$12,659,660

Six months ended June 30, 2023
Revenues
From external customers	$66,814,554	$34,647,321	$4,296,091	$1,916,590	$107,674,556
Intersegment revenues	1,206,527	487,730	459,962	182,705	2,336,924

Segment revenues	$68,021,081	$35,135,051	$4,756,053	$2,099,295	110,011,480

Intersegment elimination					(2,336,924)

Consolidated revenues					$107,674,556

Segment income before income tax	$15,322,995	$7,434,222	$1,063,880	$1,098,556	$24,919,653

Three months ended June 30, 2022
Revenues
From external customers	$31,524,624	$17,751,469	$1,758,344	$1,401,273	$52,435,710
Intersegment revenues	516,832	172,976	195,730	84,931	970,469

Segment revenues	$32,041,456	$17,924,445	$1,954,074	$1,486,204	53,406,179

Intersegment elimination					(970,469)

Consolidated revenues					$52,435,710

(Continued)

	Consumer Business	Enterprise Business	International Business	Others	Total
Segment income before income tax	$7,101,111	$3,949,165	$613,610	$839,012	$12,502,898

Six months ended June 30, 2022
Revenues
From external customers	$64,240,113	$33,563,428	$3,472,570	$2,454,338	$103,730,449
Intersegment revenues	925,176	436,584	374,974	167,055	1,903,789

Segment revenues	$65,165,289	$34,000,012	$3,847,544	$2,621,393	105,634,238

Intersegment elimination					(1,903,789)

Consolidated revenues					$103,730,449

Segment income before income tax	$14,337,325	$7,755,072	$1,063,074	$1,021,820	$24,177,291

(Concluded)

Main Products and Service Revenues

	Three Months Ended June 30		Six Months Ended June 30

	2023	2022	2023	2022
Consumer Business
Mobile services	$13,666,353	$12,844,345	$27,188,426	$25,462,540
Fixed-line services	10,645,002	10,707,861	21,242,723	21,326,235
Sales	7,838,128	7,480,291	17,219,914	16,468,578
Others	610,311	492,127	1,163,491	982,760

	32,759,794	31,524,624	66,814,554	64,240,113

Enterprise Business
Fixed-line services	8,557,750	8,636,118	16,946,981	17,160,576
ICT business	5,501,944	6,009,148	10,641,430	10,068,353
Mobile services	2,319,806	2,281,744	4,492,750	4,451,752
Others	1,163,090	824,459	2,566,160	1,882,747

	17,542,590	17,751,469	34,647,321	33,563,428

International Business
Fixed-line services	1,363,004	1,258,609	2,701,892	2,485,047
ICT business	564,467	379,430	1,109,966	747,759
Others	238,689	120,305	484,233	239,764

	2,166,160	1,758,344	4,296,091	3,472,570

Others
Sales	776,567	1,223,565	1,481,977	2,086,755
Others	218,540	177,708	434,613	367,583

	995,107	1,401,273	1,916,590	2,454,338

	$53,463,651	$52,435,710	$107,674,556	$103,730,449

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$610,805	$300,000	$300,000	$300,000	$—	4.91	$3,054,027	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	610,805	200,000	200,000	200,000	—	3.27	3,054,027	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2023				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,410,200	12	$3,410,200	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	80,953	4	80,953	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,255	17	17,255	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	9,052	2	9,052	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,279	2	4,279	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	503,426	13	503,426	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	139,369	19.9	139,369	—
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL - noncurrent	20,000	192,146	9	192,146	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL - noncurrent	—	187,230	10	187,230	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	10,287	9	10,287	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	1,204	10	1,204	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	434	—	434	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	101,947	—	101,947	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	17,364	—	17,364	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	51,875	11	51,875	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,200	52,800	6	52,800	Note 2
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	96,578	1	96,578	Note 2
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	37,974	3	37,974	—
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVOCI	91	16,092	—	16,092	—

Note 1: Showed at carrying amounts with fair value adjustments.

Note 2: Fair value was based on the closing price on June 30, 2023.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes /Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,675,420	2	30 days	$—	—	$175,035	1
			Purchase	447,581	1	30-90 days	—	—	(980,924)	(10)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	223,155	—	30 days	—	—	(4,209)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	238,586	—	30 days	—	—	60,593	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	647,667	1	30 days	—	—	(376,545)	(4)
	Honghwa International Co., Ltd.	Subsidiary	Sales	105,078	—	30-60 days	—	—	119,039	1
			Purchase	3,455,022	6	30-60 days	—	—	(736,593)	(7)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	268,042	—	90 days	—	—	(129,131)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	158,542	—	90 days	—	—	(46,298)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	279,593	1	30 days	—	—	(68,752)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	233,582	—	30 days	—	—	(66,282)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	353,156	1	30-90 days	—	—	(216,623)	(2)
Senao International Co., Ltd.	Aval Technologies Co., Ltd.	Subsidiary	Sales	230,223	2	60 days	—	—	82,415	5
			Purchase	101,651	1	30 days	—	—	(15,032)	(1)
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	105,087	7	90 days	—	—	41,339	7

Note 1: Purchases include costs to acquire services.

Note 2: Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3: Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4: All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$267,609 (Note 2)	11.06	$—	—	$43,231	$—
Chunghwa Telecom Co., Ltd.	Honghwa International Co., Ltd.	Subsidiary	119,039 (Note 2)	10.07	—	—	119,039	—
Chunghwa Telecom Co., Ltd.	Chunghwa System Integration Co., Ltd.	Subsidiary	168,101 (Note 2)	2.02	—	—	130,973	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,116,657 (Note 2)	7.83	—	—	518,180	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	376,533 (Note 2)	3.21	—	—	129,492	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	746,644 (Note 2)	8.52	—	—	105,848	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	129,131 (Note 2)	5.83	—	—	73,963	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	206,796 (Note 2)	11.48	—	—	203,187	—

Note 1: Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2: The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2023			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2023	December 31, 2022	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,668,640	$366,273	$99,092	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,827,006	3,803	6,160	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	746,430	31,614	31,614	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,208,685	89,796	89,841	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	703,815	10,114	16,797	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,880,039	441,007	251,234	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,075,994	(6,985)	(6,136)	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	166,293	8,264	8,264	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	614,845	319,508	323,215	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	193,351	9,057	9,230	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	101,227	(3,826)	(3,826)	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	660,027	53,568	53,643	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	69	381,494	143,675	100,335	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	117,222	4,294	4,294	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	154,753	19,982	11,198	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	145,076	12,262	9,181	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	77,288	10,248	6,919	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	124,812	10,264	10,264	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	(5,105)	(7,866)	(2,888)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	601,521	62,169	33,015	Subsidiary (Note 5)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	507,341	135,726	40,690	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2023			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2023	December 31, 2022	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	$164,000	$164,000	1,760	40	$342,106	$273,597	$114,173	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	176,276	4,966	1,490	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	230,692	11,044	3,313	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	10,512	23	260,023	36,504	8,405	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	103,918	61,642	16,440	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	263,296	(10,995)	(5,497)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	7,113	755	370	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	2,984,516	(460,365)	(189,803)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,587	(177)	(90)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	20	218,083	(32,838)	(9,652)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,483,677	502,119	169,680	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,046,143	2,046,143	1,191	100	37,776	402	402	Subsidiary (Note 5)
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	175,563	(756)	(4,781)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	12,555	100	132,762	3,199	3,202	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	112,969	12,152	12,152	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,273	59	59	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	108,127	4,948	4,948	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	321,009	224,199	85,487	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	59,007	(4,921)	(1,968)	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,568,615	4,234	1,450	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	91,650	441,007	12,954	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,419	366,273	1,420	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	65,175	65,175	3,300	29	32,396	(8,740)	(2,342)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	48,000	48,000	960	7	37,775	(38,035)	(3,134)	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2023			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2023	December 31, 2022	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$74,192	2,600	100	$102,913	$1,783	$1,783	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,139	56	56	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	154,233	8,446	8,805	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	135,000	13,500	100	82,184	(16,881)	(16,238)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	75,791	(31,153)	(16,901)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	166,293	8,264	8,264	Subsidiary (Note 5)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,060,467	2,060,467	80,440	100	33,924	—	—	Subsidiary (Notes 5 and 6)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	13,864	311	215	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	4,523	(472)	(627)	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	4,418	100	46,748	938	938	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	—	29,500	—	—	—	(2,013)	(2,013)	Subsidiary (Notes 5 and 7)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,715	49	42,424	2,954	1,492	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	24,806	24,806	795	100	30,499	1,178	1,178	Subsidiary (Note 5)
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,569	55,569	5,065	99.96	84,943	1,909	1,908	Subsidiary (Note 5)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	—	24,336	—	—	—	24	24	Subsidiary (Notes 5 and 8)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	40	7,825	(13,603)	(5,441)	Associate

Note 1: The amounts were based on reviewed financial statements.

Note 2: Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3: Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4: Investments in mainland China are included in Table 6.

Note 5: The amount was eliminated upon consolidation.

Note 6: SIHK completed its liquidation in July 2023.

Note 7: The merger between SENYOUNG and Senaolife was completed on May 1, 2023, the merger completion date, with SENYOUNG being the surviving company.

Note 8: IEHK completed the cancellation of registration in June 2023.	(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2023	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2023	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2023	Accumulated Inward Remittance of Earnings as of June 30, 2023	Note
					Outflow	Inflow
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	$955,838	2	$955,838	$—	$—	$955,838	$—	100	$—	$—	$—	Notes 7 and 10
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	—	100	—	—	—	Notes 8 and 10
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 9 and 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(325)	100	(325)	8,704	—	Note 10
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	8,709	100	8,709	167,736	—	Note 10
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	(90)	49	(44)	8,757	5,418	Note 10

(Continued)

Investee	Accumulated Investment in Mainland China as of June 30, 2023	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$955,838	$2,047,858	$3,671,516
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	226,057,355
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	226,057,355
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	170,432	216,185	4,536,773
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,877,593

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	Senao International Trading (Shanghai) Co., Ltd. completed its liquidation in April 2021.

Note 8:	Chunghwa Telecom (China) Co., Ltd. completed its liquidation in October 2022.

Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. completed its liquidation in December 2018.

Note 10:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2023	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$175,035	—	—
					Accounts payable	980,924	—	—
					Amounts collected for others	135,733	—	—
					Revenues	1,675,420	—	2
					Operating costs and expenses	447,401	—	—
			CHIEF Telecom Inc.	a	Revenues	238,586	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	165,884	—	—
					Accounts payable	376,545	—	—
					Operating costs and expenses	568,266	—	1
					Property, plant and equipment	134,555	—	—
			Chunghwa Telecom Global Inc.	a	Operating costs and expenses	158,542	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts payable	129,131	—	—
					Operating costs and expenses	268,042	—	—
			Honghwa International Co., Ltd.	a	Accounts receivable	119,039	—	—
					Accounts payable	736,593	—	—
					Revenues	105,078	—	—
					Operating costs and expenses	3,455,022	—	3
			CHT Security Co., Ltd.	a	Operating costs and expenses	208,663	—	—
			International Integrated Systems, Inc.	a	Operating costs and expenses	229,782	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	206,796	—	—
			Aval Technologies Co., Ltd.	a	Operating costs and expenses	223,155	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2023, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the six months ended June 30, 2023.

Note 5:	The amount was eliminated upon consolidation.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

JUNE 30, 2023

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.